Omneky Inc.

ANNUAL REPORT

3357 26th st
San Francisco, CA 94110
1111111111
http://omneky.com

This Annual Report is dated March 26, 2026.

BUSINESS

Overview

Omneky Inc. was formed in Delaware on November 30, 2017. Omneky is an AI-powered advertising platform that automates creative generation and campaign optimization to improve return on ad spend (ROAS) and reduce costs for brands and agencies. The platform streamlines creative development, performance analytics, and brand management, allowing marketers to scale advertising efforts efficiently. With a data-driven approach, Omneky enables businesses to launch and optimize omnichannel campaigns faster and more effectively.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $1,443,600.00
Use of proceeds: For the development of the Omneky platform, and sales marketing of the platform.
Date: January 25, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $1,744,214 compared to $2,998,719 in fiscal year 2025, representing 72% year-over-year growth.

Cost of Sales
Cost of Sales for fiscal year 2024 was $41,807 compared to $33,134 in fiscal year 2025. COGS as a percentage of revenue improved from 2.4% to 1.1%.

Gross Margins
Gross profit for fiscal year 2024 was $1,702,407 compared to $2,965,585 in fiscal year 2025.

Expenses
Total operating expenses for fiscal year 2024 were $5,986,879 compared to $5,864,196 in fiscal year 2025, a modest 2% decrease despite significant revenue growth. The year-over-year shift reflects a reallocation of spend: employee-related costs decreased from $3.4M to $2.1M as the company optimized headcount, while sales and marketing expenses increased from $430K to $1.5M, driven primarily by a significant ramp in advertising spend ($146K to $1.4M). Professional fees declined from $1.3M to $1.0M, while technology costs increased modestly from $448K to $546K to support platform scaling.

Historical results and cash flows:
The Company remains in a growth stage and is revenue-generating. Cash and bank balances decreased from $4.2M at year-end 2024 to $1.4M at year-end 2025, reflecting ongoing operating losses and increased investment in customer acquisition. The company raised additional capital during 2025, with SAFE convertible securities increasing from $11.3M to $12.6M and common stock increasing by $500K. Total equity decreased from $2.8M to $1.6M.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 1350118.47.

Debt

Nomura Loan as of 12/31/2025: 633933.63

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hikari Senju

Hikari Senju's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director & Principal Accounting Officer
Dates of Service: May 2018 — Present
Responsibilities: I am the founder and CEO of Omneky. Salary: 180,000

Name: Chris Emerson Martiniak

Chris Emerson Martiniak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer
Dates of Service: May 2024 — Present
Responsibilities: I'm the lead Product Management person, manage many of the engineering and design staff, and lead the product strategy, roadmap and many GTM activities. Salary: $220,000
Other business experience in the past three years:

Employer: Amazon
Title: Principal Product Manager - Technical (L7)
Dates of Service: December 2021 — November 2023
Responsibilities: Led Amazon Device Ad Products and Personalization new product initiatives such as our CTV GTM, Shoppable Ads on Fire TV and Alexa Home, and programmatic buying (DSPs).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Hikari Senju
Amount and nature of Beneficial ownership: 12,613,221
Percent of class: 75.00%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Series CF Preferred, Convertible Note - Series 2025 - CF, Uncapped SAFEs, SAFE Series 1, SAFE Series 2, SAFE Series 3, SAFE Series 4, SAFE Series 5, SAFE Series 6, SAFE Series 7, SAFE Series 8, SAFE Series 9, SAFE Series 10, StartEngine Notes, Informed Notes, and 2026 Convertible Notes.

Common Stock
Authorized: 18,000,000
Outstanding: 16,088,878
Voting Rights: One vote per share.
Material Rights:
The amount of Common Stock outstanding does not include 728,750 shares available for issuance under the company's 2018 Equity Incentive Plan.

Series CF Preferred
Authorized: 0
Outstanding: 0
Material Rights:
Conditions to Issuance:
The issuance of the Series CF Preferred pursuant to the Note shall be subject to: (i) the prior occurrence of an event triggering conversion of the Note pursuant to the terms thereof (ii) the prior written approval of the Company's board of directors and stockholders (to the extent required), (iii) qualification of the shares under applicable Blue Sky laws, (iv) the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series CF Preferred, and (v) the Holder's execution of any investors' rights agreements or other similar agreements imposing restrictions or obligations on the holders of any shares of Series CF Preferred Stock, including but not limited to any voting agreements or rights of first refusal, as may be reasonably requested by the Company.

Issuance Price:
The price per share of the Series CF Preferred (the "Original Purchase Price") for purposes of determining the liquidation preference payable thereon (amongst other terms) shall be the price per share determined upon conversion in accordance with Section 3 or Section 4 of the Note.

Dividends:

Dividends will be paid on the Series CF Preferred on an as-converted basis when, as, and if paid on the Common Stock.

Liquidation Preference:

One times (1x) the Original Purchase Price plus any accrued and declared and unpaid dividends on each share of Series CF Preferred (or, if greater, the amount that the Series CF Preferred would receive on an as-converted basis).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preference described above unless the holders of a majority of the Series CF Preferred elect otherwise.

Voting Rights:

The Series CF Preferred Stock shall carry no voting rights, except as may be required in accordance with the Delaware General Corporations Law.

Mandatory Conversion:

Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering, or (ii) upon the written consent of the holders of a majority of all other capital stock of the Company.

Convertible Note - Series 2025 - CF

Amount Outstanding: $0.00

Conversion Type: Non Voting Preferred Stock

Conversion Trigger: Qualified financing of $1,000,000

Valuation Cap: $80,000,000.00

Discount Rate: 20

Interest Rate: 7

Material Rights:

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Preferred Stock at a price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Uncapped SAFEs
Amount Outstanding: $145,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: None (Uncapped)
Material Rights: None
SAFE Series 1
Amount Outstanding: $110,000.00

Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $4,000,000.00
Material Rights: None
SAFE Series 2
Amount Outstanding: $150,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $6,000,000.00
Material Rights: None
SAFE Series 3
Amount Outstanding: $105,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $8,000,000.00
Material Rights: None
SAFE Series 4
Amount Outstanding: $150,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $16,000,000.00
Material Rights: None
SAFE Series 5
Amount Outstanding: $75,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $20,000,000.00
Material Rights: None
SAFE Series 6
Amount Outstanding: $1,640,950.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $25,000,000.00
Material Rights: None
SAFE Series 7
Amount Outstanding: $150,000.00
Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes
Conversion Trigger: Equity financing where Preferred Stock is sold
Valuation Cap: $30,000,000.00
Material Rights: None

SAFE Series 8

Amount Outstanding: $550,000.00

Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes

Conversion Trigger: Equity financing where Preferred Stock is sold

Valuation Cap: $35,000,000.00

Material Rights: None

SAFE Series 9

Amount Outstanding: $9,474,500.00

Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes

Conversion Trigger: Equity financing where Preferred Stock is sold

Valuation Cap: $60,000,000.00

Discount Rate: 80

Interest Rate: 8

Material Rights: None

SAFE Series 10

Amount Outstanding: $176,600.00

Conversion Type: Preferred Stock sold in the Equity financing that triggers conversion of the SAFE notes

Conversion Trigger: Equity financing where Preferred Stock is sold

Valuation Cap: $80,000,000.00

Discount Rate: 80

Interest Rate: 8

Material Rights: None

StartEngine Notes

Amount Outstanding: $17,000.00

Conversion Type: Non Voting Preferred Stock

Conversion Trigger: Qualified financing of $1,000,000

Valuation Cap: $80,000,000.00

Discount Rate: 20

Interest Rate: 7.0 - 8.4

Maturity Date: February 3, 2027

Material Rights: None

Informed Notes

Amount Outstanding: $500,000.00

Conversion Type: Convertible Note

Valuation Cap: None

Interest Rate: 8

Maturity Date: December 10, 2026

Material Rights: None

2026 Convertible Notes

Amount Outstanding: $2,360,000.00

Conversion Type: Convertible Note
Valuation Cap: $25,000,000.00
Discount Rate: 10
Interest Rate: 8
Maturity Date: January 28-29, 2027
Material Rights: None

What it means to be a minority holder

Upon the conversion of the convertible notes you receive in this offering, you will be a minority holder of Series CF Preferred of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided

regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Promissory Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment

decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract

and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our

employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Omneky Inc.
By /s/ *Hikari Senju*
Title: CEO

By /s/ *Hikari Senju*
Name: Hikari Senju
Title: CEO

By /s/ *Hikari Senju*
Name: <u>Hikari Senju</u>
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Omneky
As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Bill Payments Clearing	0.00
Brex Cash (7077)	0.00
Chase CD 90-179 DAYS (x0984)	0.00
Chase Checking (x1625)	35,524.17
Chase Checking (x7354)	467,745.00
Chase Savings (x1211)	754,791.13
Invoice Payments Clearing	0.00
PayPal	0.00
PayPal Clearing	0.00
PayPal Hold & Release Clearing	0.00
Payroll Clearing	0.00
Stripe Clearing	0.00
Stripe Merchant Account	91,753.41
SVB Analysis Checking (8242)	0.00
Wise Bank (7695)	304.76
Total for Bank Accounts	**$1,350,118.47**
Accounts Receivable	
Accounts Receivable	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Accrued Revenue	-7,865.21
Due from/to Investors	0.00
Money In Transit	12,097.14
Payment Processor Clearing - Other	10,948.00
Payment Processor Clearing - Stripe	0.00
Payroll Tax Receivable	5,202.81
Prepaid Expenses	25,752.23
Stripe Receivables	2,016,738.60
Uncategorized Asset	0.00
Total for Other Current Assets	**$2,062,873.57**
Total for Current Assets	**$3,412,992.04**
Total for Assets	**$3,412,992.04**
Liabilities and Equity	
Liabilities	
Current Liabilities	

Accounts Payable	
Accounts Payable	61,816.07
Total for Accounts Payable	**$61,816.07**
Credit Cards	
Apple Credit Card	372.82
Brex Card	327,614.76
Chase Business Card (x2534)	16,442.90
SVB Innovators Card (3982)	0.00
Total for Credit Cards	**$344,430.48**
Other Current Liabilities	
401(K) Liability	-6,957.41
Accrued Expenses	385,406.87
Direct Deposit Payable	0.00
Employee Benefits Liability - Holding	0.00
Garnishment & Taxes	121.35
Loans	
Due to Hikari Senju	0.00
Stripe Capital Loan	145,864.16
Stripe Loan	0.00
Total for Loans	**$145,864.16**
Payroll Liability	182.43
Reimbursement Liability	0.00
Stripe Customer Credits	34,703.85
Unearned Revenue	179,190.00
Total for Other Current Liabilities	**$738,511.25**
Total for Current Liabilities	**$1,144,757.80**
Long-term Liabilities	
Loan From Nomura	633,933.63
Total for Long-term Liabilities	**$633,933.63**
Total for Liabilities	**$1,778,691.43**
Equity	
Common Stock	500,820.00
Cost of Financing	0.00
Opening Balance Equity	0.00
SAFE Convertible Securities	12,587,756.00
Retained Earnings	-8,531,763.68
Net Income	-2,922,511.71
Total for Equity	**$1,634,300.61**
Total for Liabilities and Equity	**$3,412,992.04**

Accrual Basis Monday, March 23, 2026 01:08 PM GMTZ

Profit and Loss
Omneky
January-December, 2025

Distribution account	Total
Income	
Revenue	3,171,592.28
Returns, Allowances, and Discounts	-182,190.69
Total for Revenue	**$2,989,401.59**
Sales of Product Income	6,419.32
Uncategorized Income	2,898.00
Total for Income	**$2,998,718.91**
Cost of Goods Sold	
Cost of Goods Sold	1,391.03
Merchant Fees	31,742.53
Total for Cost of Goods Sold	**$33,133.56**
Gross Profit	**$2,965,585.35**
Expenses	
Bad Debts	475,168.29
Charitable Contributions	529.80
Employee Related	
401(K) Expense	-6,260.42
Employee Perks	65.84
Health Insurance	106,879.91
Other Employee Benefits	4,640.26
Payroll & Benefits Administration	11,458.39
Payroll	
Employer Payroll Taxes	134,756.91
Salaries & Wages	
Bonuses	35,310.24
Paid Time Off	232,466.14
Regular Payroll	
Customer Success	236,921.83
Design	92,228.41
Engineering	611,909.85
G&A	150,868.57
Product	247,866.74
Sales & Marketing	193,311.25
Total for Regular Payroll	**$1,533,106.65**
Severance	7,153.85
Total for Salaries & Wages	**$1,808,036.88**
Total for Payroll	**$1,942,793.79**
Recruiting	8,702.29

Total for Employee Related	**$2,068,280.06**
Facilities	
Rent	67,044.50
Utilities	4,529.74
Total for Facilities	**$71,574.24**
General & Administrative	
Bank Fees	1,418.78
Business Insurance	45,227.28
Dues & Subscriptions	24,478.88
Office Expenses	9,958.38
Other Contractors	20,827.15
Shipping and Handling	18.69
Total for General & Administrative	**$101,929.16**
Licenses and Fees	8,750.74
Meals & Entertainment	
Entertainment	2,646.03
Meals	37,321.31
Total for Meals & Entertainment	**$39,967.34**
Professional Fees	20,468.02
Customer Success Professional Fees	30,000.00
Design Professional Fees	157,205.00
Engineering, Product & Design Professional Fees	521,541.98
Finance & Accounting	145,709.73
Legal	98,604.06
Management Consulting & Strategy	37,000.00
Total for Professional Fees	**$1,010,528.79**
Purchases	109.72
Sales & Marketing Expenses	-19.90
Advertising	1,411,251.34
Branding	216.12
Events and Conferences	28.00
Marketing Contractors	48,149.35
Market Research & Analytics	3,625.00
Podcasts and Sponsorships	5,019.00
Public Relations	22,566.92
Referral Fees	2,861.64
Sales	13,815.44
Total for Sales & Marketing Expenses	**$1,507,512.91**
Technology Expenses	3,000.00
Computer Hardware & Equipment	4,405.08
Hosting	247,509.90
Software & Web Services	288,005.83
Telephone and Internet	3,058.65

Total for Technology Expenses	**$545,979.46**
Travel	
Air Travel	3,289.44
Ground Transportation & Parking	23,112.67
Hotels & Lodging	496.93
Total for Travel	**$26,899.04**
Uncategorized Expense	6,966.26
Total for Expenses	**$5,864,195.81**
Net Operating Income	**-$2,898,610.46**
Other Income	
Interest Earned	64,626.78
Other Income	6,566.56
Total for Other Income	**$71,193.34**
Other Expenses	
Interest Expense For Nomura	89,776.67
Taxes	5,317.92
Total for Other Expenses	**$95,094.59**
Net Other Income	**-$23,901.25**
Net Income	**-$2,922,511.71**

Statement of Cash Flows
Omneky
January-December, 2025

Full name

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

    401(K) Liability

    Accounts Payable

    Accounts Receivable

    Accrued Expenses

    Accrued Revenue

    Apple Credit Card

    Brex Card

    Chase Business Card (x2534)

    Loans:Stripe Capital Loan

    Money In Transit

    Payment Processor Clearing - Other

    Payment Processor Clearing - Stripe

    Payroll Liability

    Payroll Tax Receivable

    Prepaid Expenses

    Reimbursement Liability

    Stripe Customer Credits

    Stripe Receivables

    Unearned Revenue

  Total for Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

FINANCING ACTIVITIES

  Common Stock

  Cost of Financing

  Loan From Nomura

  SAFE Convertible Securities

Net cash provided by financing activities

NET CASH INCREASE FOR PERIOD

Cash at beginning of period

CASH AT END OF PERIOD

Total
-2,922,511.71
-15,416.62
-18,949.51
107,963.27
384,871.56
7,865.21
168.99
288,468.47
12,127.05
145,864.16
-12,707.74
-10,948.00
0.00
-1,134.00
24.67
-3,415.04
0.00
16,291.75
-2,016,738.60
160,973.15
-$954,691.23
-$3,877,202.94
500,000.00
0.00
-772,093.30
1,275,000.00
$1,002,906.70
-$2,874,296.24
$4,224,414.71
$1,350,118.47

Omneky
Statement of Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock	SAFE Convertible Securities
Balance, December 31, 2024	$ 820	$ 11,312,756
Issuance of common stock for cash	$ 500,000	$ -
SAFE convertible securities issued	$ -	$ 1,275,000
Net loss	$ -	$ -
Balance, December 31, 2025	$ 500,820	$ 12,587,756

Accumulated Deficit	Total Stockholders' Equity (Deficit)
$ (8,531,764)	$ 2,781,812.32
$ -	$ 500,000
$ -	$ 1,275,000
$ (2,922,512)	$ (2,922,512)
$ (11,454,275)	$ 1,634,300.61

NOTE 1 -- NATURE OF OPERATIONS

Omneky Inc. was incorporated in the State of Delaware. The financial statements of Omneky Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Omneky Inc. is an AI-powered advertising technology platform that enables businesses to generate, manage, and optimize personalized advertising content at scale. The Company leverages artificial intelligence and machine learning to automate the creation and deployment of ad creatives across multiple digital channels, helping brands improve performance and reduce the cost of customer acquisition.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from its AI-powered advertising platform services, including software subscriptions, managed ad campaign services, and creative generation services. Revenue is recognized when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 -- DEBT

Nomura Loan -- The Company has a long-term loan from Nomura with a balance of $633,934 as of December 31, 2025 (compared to $1,406,027 as of December 31, 2024). Interest expense on this loan totaled $89,777 for fiscal year 2025 and $119,094 for fiscal year 2024.

Stripe Capital Loan -- During 2025, the Company entered into a short-term financing arrangement with Stripe Capital with a balance of $145,864 as of December 31, 2025. There was no Stripe Capital balance outstanding as of December 31, 2024.

SAFE Convertible Securities -- The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $12,587,756 as of December 31, 2025 ($11,312,756 as of December 31, 2024), representing an increase of $1,275,000 during fiscal year 2025. SAFEs convert into equity upon a qualifying financing event or other triggering event as defined in each agreement.

NOTE 4 -- COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 -- STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2025, the Company's common stock balance was $500,820, an increase of $500,000 from the $820 balance at December 31, 2024, reflecting an issuance of common stock for cash during fiscal year 2025.

SAFE Convertible Securities

See Note 3 for discussion of SAFE convertible securities.

Accumulated Deficit

As of December 31, 2025, the Company has an accumulated deficit of $11,454,275 ($8,531,764 as of December 31, 2024), reflecting cumulative net losses since inception.

NOTE 6 -- RELATED PARTY TRANSACTIONS

The balance sheet includes a "Due to Hikari Senju" line item under loans, which carried a zero balance as of both December 31, 2025 and December 31, 2024. No other material related party transactions occurred during the reporting periods other than normal compensation arrangements.

NOTE 7 -- SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 23, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Hikari Senju, the Chief Executive Officer of Omneky Inc., hereby certify that the financial statements of Omneky Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Omneky Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 03 / 25 / 2026   (Date of Execution).

_____ (Signature) Hikari Senju

Chief Executive Officer

 03 / 25 / 2026
_____ (Date)